Exhibit 99.1
Waldencast Reports Q4 2024 and Fiscal Year 2024 Financial Results
Q4 Net Revenue of $72.1 million, 29.4% Comparable Net Revenue Growth and $11.2 million of Adjusted EBITDA, doubling from Q4 2023
FY 2024 Net Revenue of $273.9 million, 27.5% Comparable Net Revenue Growth and $40.3 million of Adjusted EBITDA
Obagi Medical is the fastest growing professional skincare brand1 in the US in 2024
Milk Makeup expands its distribution to Ulta Beauty
Waldencast secures a new $205 million credit facility, replacing the current one, enhancing flexibility and extending debt maturity
March 18, 2025 – Waldencast plc (NASDAQ: WALD) (“Waldencast” or the “Company”), a global multi-brand beauty and wellness platform, today reported operating results for the three months ended December 31, 2024 (“Q4 2024”) and the year ended December 31, 2024 (the “Year Ended 2024”) on Form 6-K to the U.S. Securities and Exchange Commission (the “SEC”), which are also available on our investor relations site at http://ir.waldencast.com/.
Michel Brousset, Waldencast Founder and CEO, said: “We closed a transformative year for the Group, achieving outstanding growth, expanding our brands' communities, and making significant progress on our strategic priorities. Our business model is driven by a powerful flywheel effect of growth and profitability. This begins with the unique strength of our brands, which is amplified by our ability to enhance operational efficiency. As a result, we can effectively increase investments in sales and marketing to drive profitable growth. In 2024, we achieved a 27.5% increase in Comparable Net Revenue and a 65.1% rise in Adjusted EBITDA, demonstrating our proven ability to expand gross margins and optimize our cost base as we grow.”
“Our proven ability to innovate significantly contributed to our brands' growth. This year, Milk Makeup introduced several exciting new products, including the viral and award-winning Cooling Water Jelly Tint Blush + Lip Stain. Obagi Medical also launched a range of successful innovations aimed at both consumers and the professional skincare medical community, most notably the ELASTIderm Lift Up & Sculpt Facial Moisturizer and Elastiderm Advanced Filler Concentrate.”
“Building on our momentum, we are excited to announce that Milk Makeup will launch in over 600 Ulta Beauty locations this spring, further highlighting the growing demand for our cult-favorite brand. Additionally, Obagi Medical expanded the Suzan Obagi MD® collection with groundbreaking new products, including the Super Antioxidant Serum and the Moisture Restore Hydration Replenishing Cream.”
“Overall, we are excited about the year ahead and expect another year of significant milestones toward achieving our ambition to build a global best-in-class beauty and wellness multi-brand platform by creating, acquiring, accelerating, and scaling the next generation of high-growth, purpose-driven brands,” concluded Mr. Brousset.

1 Among the top 10 brands. Kline & Company. (2024). 2024 Kline Professional Skincare: United States market analysis and opportunities.

Q4 2024 Results Overview
Please refer to the definitions and reconciliations set out further in this release with respect to certain adjusted non-GAAP measures discussed below which are included to provide an easier understanding of the underlying performance of the business, but should not be seen as a substitute for the U.S. GAAP numbers presented in this release.
For the three months ended December 31, 2024 compared to the three months ended December 31, 2023:
Net Revenue increased 30.8% to $72.1 million, a 29.4% increase in Comparable Net Revenue Growth that was attributable to Milk Makeup channel expansion, Obagi Medical accelerated growth in the Physician Dispense channel, and continued success in Obagi Medical e-commerce channels.
Gross Profit was $49.4 million. Adjusted Gross Profit was $52.6 million, or 73.0% of net revenue, compared to $40.3 million in Q4 2023.
Net Loss improved from $32.7 million in Q4 2023 to $22.6 million in Q4 2024, driven by operational growth and a reduction in non-recurring costs associated with the restatement and SEC investigation.
Adjusted EBITDA doubled to $11.2 million (15.5% of net revenue), reflecting a 530 basis point expansion from Q4 2023. This growth was driven by strong top-line performance and operational leverage, as both Obagi Medical and Milk Makeup continued to scale and reinvest in business drivers while maintaining G&A discipline.
Liquidity: The business maintained strong cash conversion in Q4 2024, driven by effective working capital management and minimal capital expenditure thanks to our asset-light business model. While the Company continues to incur significant non-recurring legal and advisory costs, the level of expenditures has been gradually reducing. As of December 31, 2024, the Company had $14.8 million in cash and cash equivalents and $154.2 million of Net Debt.
New Credit Facility: Waldencast has entered into a new $205 million five-year credit facility, comprising a $175 million Term Loan and a $30 million RCF, that replaces its existing facility. This agreement supports the Company’s strategic priorities by enhancing financial flexibility and extending its debt maturity profile well ahead of the current facilities expiration in July 2026.
Outstanding Shares: As of February 28, 2025, we had 122,720,911 ordinary shares outstanding, consisting of 112,054,383 Class A shares and 10,666,528 Class B shares. As of December 31, 2024, we had 122,692,968 ordinary shares outstanding, consisting of 112,026,440 Class A shares and 10,666,528 Class B shares.

(In $ millions, except for percentages)	Q4 2024	% Sales	% Growth	% Comparable Net Revenue Growth	Q4 2023	% Sales
Waldencast
Net Revenue	72.1	100.0%	30.8%	29.4%	55.1	100.0%
Adjusted Gross Profit	52.6	73.0%	30.7%		40.3	73.1%
Adjusted EBITDA	11.2	15.5%	99.3%		5.6	10.2%

Obagi Medical
Net Revenue	42.2	100.0%	30.0%	27.7%	32.5	100.0%
Adjusted Gross Profit	33.2	78.7%	28.0%		26.0	80.0%
Adjusted EBITDA	9.8	23.3%	23.7%		8.0	24.5%

Milk Makeup
Net Revenue	29.9	100.0%	31.9%		22.6	100.0%
Adjusted Gross Profit	19.4	64.9%	35.6%		14.3	63.1%
Adjusted EBITDA	4.8	16.1%	248.0%		1.4	6.1%

Fourth Quarter 2024 Brand Highlights:
Obagi Medical:
•Net Revenue reached $42.2 million, from $32.5 million in Q4 2023 with Comparable Net Revenue Growth of 27.7%.
•Obagi Medical’s strong net revenue growth continued to be driven by increased brand awareness, stronger selling and marketing investments, and continued innovation. The brand continued expanding its international footprint and growing e-commerce sales through its direct website and the move to a first party model with its main e-commerce distributor, implemented in late 2023, with benefits tapering off by Q1 2025.
•Notably, Obagi Medical was the fastest-growing professional skin care brand among the top 10 in the US in 20241. This historic achievement underscores the strength of our enhanced go-to-market strategy which successfully balances growth in the Physician Dispense channel, our historic stronghold, with the acceleration of our digital channels.
•Adjusted Gross Margin of 78.7% contracted 130 basis points from Q4 2023 due to a higher weight of inventory liquidations.
•Adjusted EBITDA was $9.8 million, an increase of 23.7% from Q4 2023 with an Adjusted EBITDA margin of 23.3%, a decline of 120 basis points from Q4 2023 reflecting the brands continued strategic investment in marketing to drive top-line growth and improved leverage of fixed costs.

Milk Makeup:
•Net Revenue reached $29.9 million, up 31.9% from $22.6 million in Q4 2023.
•Milk Makeup’s Q4 2024 growth reflected the initial shipments to Ulta Beauty in support of the brand’s spring 2025 launch along with increased demand driven by our growing awareness, the continued delivery of sought-after innovation, and international expansion.
•Adjusted Gross Margin increased by 180 basis points versus Q4 2023, primarily reflecting the positive impact of channel and product mix, as well as margin accretive innovation.
•Adjusted EBITDA was $4.8 million an increase of $3.4 million from Adjusted EBITDA of $1.4 million in Q4 2023. Adjusted EBITDA Margin improved 1,000 basis points to 16.1% versus 6.1% in Q4 2023 as robust sales growth and gross margin expansion drove significant operational leverage despite increased brand investment.

Year Ended 2024 Results Overview
For the year ended December 31, 2024 compared to the year ended December 31, 2023:
Net Revenue was $273.9 million, a 27.5% increase in Comparable Net Revenue Growth.
Gross Profit was $191.7 million. Adjusted Gross Profit was $203.6 million, or 74.3% of net revenue, a margin improvement of 530 basis points versus 2023.
Net Loss was $48.6 million, down from $106.0 million in the Year Ended 2023. The improvement was primarily driven by strong operational growth in the business, a fair value adjustment of the warrants, and reduced non-recurring costs.
Adjusted EBITDA was $40.3 million, an Adjusted EBITDA Margin of 14.7%, compared to 11.2% in the Year Ended 2023.
Fiscal 2025 Outlook:
We expect to deliver mid-teens Net Revenue growth and further expansion of Adjusted EBITDA Margin into the mid-to-high teens.
Net revenue growth is expected to accelerate throughout the year, starting with relatively flat growth in Q1 due to the anniversary of the highly successful Milk Makeup “Jellies” launch from Q1 2024, as well as inventory adjustment in some of our retail partners.
Growth is expected to accelerate progressively in the following quarters, driven by our innovation pipeline and the continued expansion of our distribution footprint in the U.S. and internationally, including the launch of Milk Makeup at Ulta Beauty in March 2025.
Year Ended 2024 Highlights

(In $ millions, except for percentages)	Year Ended 2024	% Sales	% Growth	% Comparable Net Revenue Growth	Year Ended 2023	% Sales
Waldencast
Net Revenue	273.9	100.0%	25.5%	27.5%	218.1	100.0%
Adjusted Gross Profit	203.6	74.3%	35.3%		150.4	69.0%
Adjusted EBITDA	40.3	14.7%	65.1%		24.4	11.2%

Obagi Medical
Net Revenue	149.3	100.0%	26.9%	30.7%	117.7	100.0%
Adjusted Gross Profit	118.6	79.4%	41.6%		83.7	71.2%
Adjusted EBITDA	30.5	20.4%	46.4%		20.8	17.7%

Milk Makeup
Net Revenue	124.6	100.0%	24.0%		100.5	100.0%
Adjusted Gross Profit	85.0	68.2%	27.4%		66.7	66.4%
Adjusted EBITDA	29.1	23.3%	58.0%		18.4	18.3%

Conference Call and Webcast Information
Waldencast will host a conference call to discuss its year-end and fourth quarter results on Wednesday, March 19, 2025, at 8:30 AM EDT for the period ended December 31, 2024. Those interested in participating in the conference call are invited to dial (877) 704-4453. International callers may dial (201) 389-0920. A live webcast of the conference call will include a slide presentation and will be available online at https://ir.waldencast.com/. A replay of the webcast will remain available on the website until our next conference call. The information accessible on, or through, our website is not incorporated by reference into this release.

Non-GAAP Financial Measures
In addition to the financial measures presented in this release in accordance with U.S. GAAP, Waldencast separately reports financial results on the basis of the measures set out and defined below which are non-GAAP financial measures. Waldencast believes the non-GAAP measures used in this release provide useful information to management and investors regarding certain financial and business trends relating to its financial condition and results of operations. Waldencast believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends. These non-GAAP measures also provide perspective on how Waldencast’s management evaluates and monitors the performance of the business.
There are limitations to non-GAAP financial measures because they exclude charges and credits that are required to be included in GAAP financial presentation. The items excluded from GAAP financial measures such as net income/loss to arrive at non-GAAP financial measures are significant components for understanding and assessing our financial performance. Non-GAAP financial measures should be considered together with, and not alternatives to, financial measures prepared in accordance with GAAP.
Please refer to definitions set out in the release and the tables included in this release for a reconciliation of these metrics to the most directly comparable GAAP financial measures.
Comparable Net Revenue is defined as Net Revenue excluding sales related to the former Obagi Medical China business (the “Obagi Medical China Business”), which was not acquired by Waldencast at the time of the business combination with Obagi Medical and Milk Makeup (the “Business Combination”) as was presented in previous earnings releases. The sales to the Obagi Medical China Business have a below market sales price for a defined period of time after the acquisition of Obagi Medical pursuant to the Business Combination. As a result of the Business Combination, a below market contract liability was recognized and is amortized based on sales. This adjustment is shown in the Adjusted EBITDA and Adjusted Gross Profit reconciliations. Management of the Company believes that this non-GAAP measures provides perspective on how Waldencast’s management evaluates and monitors the performance of the business. See reconciliation to U.S. GAAP Net Revenue in the Appendix.
Comparable Net Revenue Growth is defined as the growth in Comparable Net Revenue period over period expressed as a percentage.
Adjusted Gross Profit is defined as GAAP gross profit excluding the impact of inventory fair value adjustments, amortization of the supply agreement and formulation intangible assets, discontinued product write-off, and the amortization of the fair value of the related party liability from the Obagi Medical China Business. The Adjusted Gross Profit reconciliation by Segment for each period is included in the Appendix.
Adjusted Gross Margin is defined as Adjusted Gross Profit divided by GAAP Net Revenue.

Adjusted EBITDA is defined as GAAP net income (loss) before interest income or expense, income tax (benefit) expense, depreciation and amortization, and further adjusted for the items as described in the reconciliation below. We believe this information will be useful for investors to facilitate comparisons of our operating performance and better identify trends in our business. Adjusted EBITDA excludes certain expenses that are required to be presented in accordance with GAAP because management believes they are non-core to our regular business. These include non-cash expenses, such as depreciation and amortization, stock-based compensation, inventory fair value adjustments, the amortization and release of fair value of the related party liability to the Obagi Medical China Business, change in fair value of financial instruments, loss on impairment of goodwill and leases, and foreign currency translation loss (gain). In addition, adjustments include expenses that are not related to our underlying business performance including (1) legal, advisory and consultant fees related to the financial restatement of previously issued financial statements and associated regulatory investigation, and the Business Combination; (2) costs to recover and the value of the inventory recovered from the acquisition of the SA distributor, and the associated discontinued products; and (3) other non-recurring costs, primarily legal settlement costs and restructuring costs. The Adjusted EBITDA by Segment for each period is included in the Appendix.
Adjusted EBITDA Margin is defined as Adjusted EBITDA as a percentage of net revenue. The Adjusted EBITDA Margin reconciliation by Segment for each period is included in the Appendix.

(In thousands, except for percentages)	Three Months Ended December 31, 2024	Three Months Ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net Loss	$(22,597)	$(32,731)	$(48,648)	$(105,968)
Adjusted For:
Depreciation and amortization	15,013	14,863	60,015	60,498
Interest expense, net	4,088	4,276	17,155	18,888
Income tax expense (benefit)	4,113	(976)	110	(6,975)
Stock-based compensation expense	2,993	1,677	9,392	9,235
Legal and advisory non-recurring costs(1)	3,029	12,949	21,493	32,783
Change in fair value of warrants and interest rate collar	443	2,473	(23,679)	10,443
Amortization and release of related party liability(2)	(4,169)	—	(5,678)	(4,058)
Loss on impairment of goodwill	5,031	—	5,031	—
Other costs(3)	3,241	3,083	5,093	9,549
Adjusted EBITDA	$11,185	$5,613	$40,284	$24,395
Net Revenue	$72,083	$55,117	$273,868	$218,138
Net Loss % of Net Revenue	(31.3)%	(59.4)%	(17.8)%	(48.6)%
Adjusted EBITDA Margin	15.5%	10.2%	14.7%	11.2%
(1) Includes mainly legal, advisory and consultant fees related to the financial restatement 2020-2022 periods and associated regulatory investigation, and the Business Combination.
(2) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(3) Other costs include legal settlements, foreign currency translation losses, product discontinuation costs related to advanced purchases for the SA Distributor, the write-down and subsequent recovery of inventory from the SA Distributor, restructuring costs, amortization of the fair value step-up as a result of the business combination, lease impairments, restructuring and contract termination fees.

Net Debt Position is defined as the principal outstanding for the 2022 Term Loan and 2022 Revolving Credit Facility minus the cash and cash equivalents as of December 31, 2024.

(In thousands)	Reconciliation of Net Carrying Amount of debt to Net Debt
Current portion of long-term debt	$29,479
Long-term debt	137,137
Net carrying amount of debt	166,616
Adjustments:
Add: Unamortized debt issuance costs	2,339
Less: Cash & cash equivalents	(14,802)
Net Debt	$154,153

About Waldencast plc
Founded by Michel Brousset and Hind Sebti, Waldencast’s ambition is to build a global best-in-class beauty and wellness operating platform by developing, acquiring, accelerating, and scaling conscious, high-growth purpose-driven brands. Waldencast’s vision is fundamentally underpinned by its brand-led business model that ensures proximity to its customers, business agility, and market responsiveness, while maintaining each brand’s distinct DNA. The first step in realizing its vision was the Business Combination. As part of the Waldencast platform, its brands will benefit from the operational scale of a multi-brand platform; the expertise in managing global beauty brands at scale; a balanced portfolio to mitigate category fluctuations; asset light efficiency; and the market responsiveness and speed of entrepreneurial indie brands. For more information please visit: https://ir.waldencast.com.
Obagi Medical is an industry-leading, advanced skin care line rooted in research and skin biology, refined with a legacy of over 35 years’ experience. First known as leaders in the treatment of hyperpigmentation with the Obagi Nu-Derm® System, Obagi Medical products are designed to address the appearance of premature aging, photodamage, skin discoloration, acne, and sun damage. More information about Obagi Medical is available on the brand’s website at www.obagi.com.
Founded in 2016, Milk Makeup quickly became a cult-favorite among the beauty community for its values of self-expression and inclusion, captured by its signature "Live Your Look", its innovative formulas, and clean ingredients. The brand creates vegan, cruelty-free, clean formulas and has its Milk Makeup HQ in Downtown NYC. Currently, Milk Makeup offers over 250 products through its U.S. website www.MilkMakeup.com, and retail partners including Sephora globally, Ulta Beauty in the U.S., Lyko in Scandinavia, Space NK and Boots in the United Kingdom and many more.
Cautionary Statement Regarding Forward-Looking Statements
All statements in this release that are not historical, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about: Waldencast’s outlook and guidance for 2025; our ability to deliver financial results in line with expectations; expectations regarding sales, earnings or other future financial performance and liquidity or other performance measures; our long-term strategy and future operations or operating results; expectations with respect to our industry and the markets in which it operates; future product introductions; developments relating to the ongoing investigation and legal proceedings; and any assumptions underlying any of the foregoing. Words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “predict,” “project,” “should,” and “will” and variations of such words and similar expressions are intended to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements, including, among others: (i) the impact of the material weaknesses in our internal control over financial reporting, including associated investigations, our efforts to remediate such material weakness and the timing of remediation and resolution of associated investigations; (ii) our ability to recognize the anticipated benefits from any acquired business, including the Business Combination; (iii) our ability to successfully implement our management’s plans and strategies; (iv) the overall economic and market conditions, sales forecasts and other information about our possible or assumed future results of operations or our performance; (v) the general impact of geopolitical events, including the impact of current wars, conflicts or other hostilities; (vi) the potential for delisting, legal proceedings or existing or new government investigation or enforcement actions, including those relating to the restatement or the subject of the Audit Committee of our Board of Directors’ review further described in our annual report filed on Form 20-F for the year ended December 31, 2022, (vii) our ability to manage expenses, our liquidity and our investments in working capital; (viii) any failure to obtain governmental and regulatory approvals related to our business and products; (ix) the impact of any international trade or foreign exchange restrictions, increased tariffs, foreign currency exchange fluctuations; (x) our ability to raise additional capital or complete desired acquisitions; (xi) our ability to comply with financial covenants imposed by the new 2025 credit agreement we entered into referenced in the section entitled "New Credit Facility" above and the impact of debt service obligations and restricted debt covenants; (xii) volatility of Waldencast’s securities due to a variety of factors, including Waldencast’s inability to implement its business plans or meet or exceed its financial projections and changes; (xiii) the ability to implement business plans, forecasts, and other expectations, and identify and realize additional opportunities; (xiv) the ability of Waldencast to implement its strategic initiatives and continue to innovate Obagi Medical’s and Milk Makeup’s existing products and anticipate and respond to market trends and changes in consumer preferences, (xv) any shifts in the preferences of consumers as to where and how they shop; (xvi) the impact of any unfavorable publicity on our business or products; (xvii) changes in future exchange or interest rates or credit ratings; (xviii) changes in, and uncertainty with respect to, laws, regulations, and policies, including as a result of the change in the U.S. administration; and (xix) social, political and economic conditions. These and other risks, assumptions and uncertainties are more fully described in the Risk Factors section of our 2023 20-F (File No. 01-40207), filed with the SEC on April 30, 2024, and in our other documents that we file or furnish with the SEC, which you are encouraged to read.
Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to rely on these forward-looking statements, which speak only as of the date they are made. Waldencast expressly disclaims any current intention, and assumes no duty, to update publicly any forward-looking statement after the distribution of this release, whether as a result of new information, future events, changes in assumptions or otherwise.
Contacts:
Investors
ICR
Allison Malkin
waldencastir@icrinc.com
Media
ICR
Brittney Fraser/Alecia Pulman
waldencast@icrinc.com

Appendix
Comparable Net Revenue Growth

	Group				Obagi Medical
(In thousands, except for percentages)	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net Revenue	$72,083	$55,117	$273,868	$218,138	$42,211	$32,470	$149,266	$117,651
Obagi Medical China Business	735	—	2,804	5,619	735	—	2,804	5,619
Comparable Net Revenue	$71,348	$55,117	$271,064	$212,519	$41,476	$32,470	$146,462	$112,032
Comparable Growth	29.4%		27.5%		27.7%		30.7%

Adjusted Gross Profit

	Group
(In thousands, except for percentages)	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net Revenue	$72,083	$55,117	$273,868	$218,138
Gross Profit	49,450	37,476	191,744	141,577
Gross Profit Margin	68.6%	68.0%	70.0%	64.9%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability(1)	(750)	—	(2,260)	(4,058)
Amortization of the inventory fair value adjustment(2)	—	—	—	1,691
Discontinued product write-off(3)	1,139	—	2,864	—
Amortization impact of intangible assets(4)	2,801	2,801	11,205	11,205
Adjusted Gross Profit	$52,639	$40,277	$203,553	$150,415
Adjusted Gross Margin %	73.0%	73.1%	74.3%	69.0%
(1) Relates to the fair value of the related party liability for the unfavorable discount to the Obagi Medical China Business as part of the Business Combination.
(2) Relates to the amortization of the inventory fair value step-up as a result of the Business Combination.
(3) Relates to the advance purchase of specific products for the market in Vietnam sold through the SA Distributor that became obsolete when the distribution contract was terminated.
(4) The Supply Agreement and Formulations intangible assets are amortized to cost of goods sold.

	Obagi Medical				Milk Makeup
(In thousands, except for percentages)	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net Revenue	$42,211	$32,470	$149,266	$117,651	$29,872	$22,647	$124,602	$100,487
Gross Profit	30,050	23,175	106,760	76,582	19,395	14,301	84,984	64,995
Gross Profit Margin	71.2%	71.4%	71.5%	65.1%	64.9%	63.1%	68.2%	64.7%
Gross Margin Adjustments:
Amortization of the fair value of the related party liability	(750)	—	(2,260)	(4,058)	—	—	—	—
Amortization of the inventory fair value adjustment	—	—	—	—	—	—	—	1,691
Discontinued product write-off	1,139	—	2,864	—	—	—	—	—
Amortization impact of intangible assets	2,801	2,801	11,205	11,205	—	—	—	—
Adjusted Gross Profit	$33,239	$25,976	$118,569	$83,729	$19,395	$14,301	$84,984	$66,686
Adjusted Gross Margin %	78.7%	80.0%	79.4%	71.2%	64.9%	63.1%	68.2%	66.4%

Adjusted EBITDA Margin by Segment

	Obagi Medical				Milk Makeup
(In thousands, except for percentages)	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net Loss	$(12,114)	$(8,305)	$(31,524)	$(32,214)	$230	$(3,959)	$8,803	$(5,655)
Adjusted For:
Depreciation and amortization	10,397	10,425	41,591	41,984	4,616	4,457	18,424	18,514
Interest expense, net	3,068	3,341	12,391	12,644	(3)	4	(1)	590
Income tax expense (benefit)	3,933	(990)	(141)	(6,997)	25	9	32	10
Stock-based compensation expense	465	(317)	(328)	726	(338)	444	1,167	2,352
Legal and advisory non-recurring costs	1,061	1,119	5,054	1,702	—	—	—	27
Amortization and release of related party liability	(4,169)	—	(5,678)	(4,058)	—	—	—	—
Loss on impairment of goodwill	5,031	—	5,031	—	—	—	—	—
Other costs	2,166	2,682	4,120	7,027	285	428	639	2,566
Adjusted EBITDA	$9,838	$7,956	$30,516	$20,814	$4,814	$1,383	$29,064	$18,404
Net Revenue	$42,211	$32,470	$149,266	$117,651	$29,872	$22,647	$124,602	$100,487
Net Loss % of Net Revenue	(28.7)%	(25.6)%	(21.1)%	(27.4)%	0.8%	(17.5)%	7.1%	(5.6)%
Adjusted EBITDA Margin	23.3%	24.5%	20.4%	17.7%	16.1%	6.1%	23.3%	18.3%

	Central costs
(In thousands, except for percentages)	Three months ended December 31, 2024	Three months ended December 31, 2023	Year ended December 31, 2024	Year ended December 31, 2023
Net Loss	$(10,714)	$(20,467)	$(25,927)	$(68,099)
Adjusted For:
Depreciation and amortization	—	(20)	—	—
Interest expense, net	1,024	931	4,765	5,654
Income tax expense	155	4	219	12
Stock-based compensation expense	2,866	1,549	8,553	6,157
Legal and advisory non-recurring costs	1,968	11,830	16,439	31,054
Change in fair value of warrants and interest rate collar	443	2,473	(23,679)	10,443
Other costs	789	(26)	334	(44)
Adjusted EBITDA	$(3,468)	$(3,727)	$(19,296)	$(14,823)
Net Revenue	$—	$—	$—	$—
Net Loss % of Net Revenue	N/A	N/A	N/A	N/A
Adjusted EBITDA Margin	N/A	N/A	N/A	N/A